U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


                          (Check One):
[ ] Form 10-K     [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q     [ ] Form N-SAR  [X] Form 10-KSB
[ ] Form 10-QSB

For Period Ended: December 31, 2000    SEC File Number1-10185
[   ] Transition Report on Form 10-K  CUSIP Number
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
[   ] For the Transition Period Ended:

-----------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                      DOCUCON, INCORPORATED
                    (Full Name of Registrant)


                    8 Airport Park Boulevard
             (Address of Principal Executive Office)

Lathamnthan, New York                          12110
(City and State)                             (Zip Code)

-----------------------------------------------------------------

PART II - RULES 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X]       (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report on Form 10-
          KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

-----------------------------------------------------------------


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     Due to the change of Registrant's certifying accountant on February 22, 2001, and due sale of substantially all of the Registrant's assets in 2000, which left the Registrant with limited employee resources, the Registrant was unable to prepare the financial and other information necessary for completion of the Annual Report on Form 10-KSB. Consequently, the complex reporting required could not be provided within the prescribed time period without unreasonable effort and expense.


-----------------------------------------------------------------

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Robert W. Schwartz         (518)             786-7733
     ------------------       ----------      ----------------
       (Name)                 (Area Code)    (Telephone Number)

-----------------------------------------------------------------

(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?    [X]   Yes   [ ]   No

     If answer is no, identify reports.
-----------------------------------------------------------------


(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?      [X]   Yes    [ ]   No

     If so, attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of the Company's continuing
     operations for the year ended
     December 31, 2000 are expected to be a net loss of approximately $1,880,000 as compared to net loss of approximately
     $3,386,768 in the comparable 1999.

                      DOCUCON, INCORPORATED
          --------------------------------------------
          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001


                              By:  /s/ ROBERT W. SCHWARTZ
                                 -------------------------
                              Name: Robert W. Schwartz
                                    ----------------------
                              Title: President and CEO
                                     ---------------------


                            ATTENTION

    Intentional misstatements or omissions constitute Federal
            Criminal Violations (see 18 U.S.C. 1001).